

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-mail
Alison Bauerlein
Chief Financial Officer
Inogen, Inc.
326 Bollay Drive
Goleta, California 93117

> **Re: Inogen, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 16, 2014**
> **File No. 333-192605**

Dear Ms. Bauerlein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Attractive economic model, page 4

1.   Refer to your disclosure that you retained access to approximately 90% of the market. Please tell us whether each Competitive Bid Area represents an equal share of the market.

We are an "emerging growth company", page 35

2.   It is unclear from the penultimate paragraph of your January 16, 2014 response letter whether you presented the revised material to investors. Please provide us with copies of the revised material that you presented or will present to investors. Refer to comment 12 in our November 12, 2013 letter to you.

Results of operations, page 57

3.   Given the material you have provided, please expand response 10 in your letter to us
        dated December 23, 3013 to address whether disclosure regarding the amount of sales of
        each product type in each period would provide information necessary to understand your
        margins.

Clinical validation, page 83

4.   We note your response to comment 1 as it applies to response 18 is your letter to us dated
        December 23, 2013. The consent you filed appears to refer to two studies while the first
        paragraph on page 87 refers to five studies. Please reconcile. Also, please ensure that
        you file the consent of the author of the study, not merely the publisher, and that the
        exhibit consents to prospectus summary of the study.

2013 non-equity incentive plan compensation and bonus, page 109

5.   Please tell us why you have not disclosed the date that the amount will be determined and
        the performance goals that will determine the undisclosed 2013 compensation. For
        guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.11
        available on the Commission's web site.

Principal and selling stockholders, page 122

6.   Please describe the transaction in which the selling stockholders acquired the offered
        shares. Include the date of the transaction and the amount of the consideration paid. If
        the transaction occurred within the last three years, please tell us why you do not disclose
        the transaction per Regulation S-K Item 507.

7.   Please clarify how a partial exercise of the over-allotment option will be allocated among
        the selling stockholders.

Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-11

8.   Given your response to prior comment 9, it appears the deferral of revenue for patients in
        the capped period would have a significant impact on your results and the number of
        patients who reach the capped period is significant. Based upon the information provided
        and your response to comments 31 and 32 from our December 13, 2013 letter, please
        provide us with a more specific and comprehensive analysis regarding why you believe
        your current revenue recognition policy is appropriate. In this regard, please provide

additional analysis supporting your conclusion that the lease term is only 30 days. Tell us how you fully considered the definition of a lease term with a particular emphasis on why you believe exercising the bargain renewal option at lease inception is not reasonably assured. Please specify how the significant number of patients in the capped period has impacted your analysis that the bargain renewal option is not reasonably assured upon inception of the lease.

9.   Further in regards to your response to comment 28 from our December 13, 2013 letter, please provide us with a complete copy of the patient rental agreement. Please provide copies of the rental agreements under Medicare and private payors separately, if different.

Accounts receivable and allowance for bad debts, returns, and adjustments, page F-15

10.   We note the additional disclosures provided in response to prior comment 4 in your MD&A and your prior response to comment 38 from our December 13, 2013 letter. Given the expected use of a third party collection agency which will not begin until 2014 and which you have not utilized previously, please tell us how you continue to believe that the use of historical collection rates from 2012 would be indicative of future collection results. Please also tell us how your ceasing of proactive collection efforts during the fourth quarter of 2013 impacted the collectability of patient accounts receivable. Provide us additional details of your analysis in determining that the collection of these receivables was reasonable in spite of these factors. In addition, please revise your disclosures to discuss your use of a third party collection agency.

Exhibits

11.   Refer to prior comment 1 as it applies to comment 70 in our letter to you dated November 12, 2013. Please file the attachments missing from exhibits 10.15 and 10.16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specific in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kaitlin Tillian, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz at (202) 551-3689 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Martin J. Waters